Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
     We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3, No.333-00000) and related Prospectus of Novavax, Inc. for the registration of its common stock, preferred stock and warrants, with an aggregate public offering price not to exceed $100,000,000 (on a consolidated basis). We also consent to the incorporation by reference therein of our reports dated March 3, 2006, with respect to the consolidated financial statements of Novavax, Inc., Novavax, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Novavax, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Philadelphia, Pennsylvania
November 16, 2006